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May 15, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Trace Rakestraw

Re:	Request for Withdrawal of Exemptive Application for
J.P. Morgan Investment Management Inc. (File No. 812-15663)

Dear Mr. Rakestraw:

On behalf of J.P. Morgan Investment Management Inc., JPMorgan Trust I, JPMorgan Trust II, JPMorgan Trust IV, and J.P. Morgan Exchange-Traded Fund Trust (collectively, the “Applicants”), at the request of the staff of the U.S. Securities and Exchange Commission, we hereby request the withdrawal of the exemptive application (File No. 812-15663) (the “Application”) filed by the Applicants on November 25, 2024. The Application requests exemptive relief under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

If you have any questions concerning the foregoing, please call me at (202) 956-7594. Thank you for your attention to this matter.

Sincerely,

/s/ Dalia Blass
Dalia Blass